UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

ZIPREALTY, INC.

(Name of Subject Company)

ZIPREALTY, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98974V 107

(CUSIP Number of Class of Securities)

Charles C. Baker

President and Chief Executive Officer

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

(510) 735-2600

With copies to:

Brett Cooper

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZipRealty, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Honeycomb Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Realogy Group LLC, a Delaware limited liability company (“Realogy”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $6.75 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Realogy and Purchaser with the SEC on July 16, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. Any page references in the information below are to pages in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the paragraph below under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” after the current 8th paragraph on page 13:

On June 23, 2014, Mr. Smith phoned Mr. Baker to discuss, among other things, certain employment matters, including with respect to potential equity grants to Mr. Baker and members of the Company’s management team to help motivate and retain key team members.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the current 9th and 10th paragraphs on page 13 under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” with the following two paragraphs:

On June 24, 2014, Realogy submitted its second proposal to acquire all outstanding shares of the Company at $6.75 per share, less the Company’s transactions costs (including the Company’s financial advisor and legal expenses). The Company estimated its transaction costs to be approximately $0.24 per share, which resulted in a net price per share of approximately $6.51. The offer was conditioned on the entry into agreements, including employment arrangements for certain unspecified employees that would contain noncompetition provisions.

On June 25, 2014, the Company Board held a telephonic meeting with participation by representatives from GCA Savvian and Orrick to discuss the proposal from Realogy and the status of discussions with Parties A, B and C. Representatives of Orrick discussed with the Company Board their fiduciary duties in the context of the sale of the Company. Representatives of GCA Savvian then provided the Company Board with an overview of the Realogy proposal and informed the Company Board that Parties A, B and C had declined to submit a final proposal. After further discussion, the Company Board instructed GCA Savvian to request that Realogy improve its offer price and remove certain other terms in its offer, including any condition that certain employees enter into employment agreements or noncompetition provisions. The Board requested that Realogy identify the specific employees that Realogy would require employment agreements with, and make such agreements a condition to signing the Merger Agreement rather than a condition to closing the Offer to provide certainty to close.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the current 12th paragraph on page 13 under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” with the following paragraph:

On June 26, 2014, Realogy revised its offer price to $6.80 per share, less the Company’s transaction expenses. The Company estimated its transaction costs to be approximately $0.25 per share, which resulted in a net price per share of approximately $6.55. The revised proposal was conditioned on employment arrangements with Mr. Baker and James Wilson, the Company’s Senior Vice President of Technology to be entered into concurrent with the execution of the Merger Agreement.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the paragraph below under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” after the current 5th paragraph on page 14:

On July 3, 2014, Realogy presented a term sheet to Mr. Baker setting forth the proposed terms of his continued employment with the Company and the terms of his noncompetition agreement. Between July 3, 2014 and July 13th, Mr. Baker and Mr. Wilson negotiated with Realogy on the terms of their employment arrangements.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the current 6th paragraph on page 14 under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” with the following paragraph:

On July 14, 2014, the Company Board held a telephonic meeting with the Company’s legal and financial advisors. During the meeting, representatives of GCA Savvian presented its financial analysis of the consideration to be received by the holders of Shares pursuant to the Merger Agreement to the Company Board and delivered to the Company Board its oral opinion, which was confirmed by delivery of a written opinion dated July 14, 2014, to the effect that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. In addition, representatives of Orrick reviewed the Company Board’s fiduciary duties in the context of the Company Board’s strategic alternatives process. Orrick also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, non-solicitation provisions that would permit the Company to negotiate and accept an unsolicited superior proposal, subject to compliance with the Merger Agreement and Realogy’s matching rights, termination provisions, the termination fee, and circumstances under which the termination fee would be payable. The Company Board asked questions and discussed the provisions of the Merger Agreement and related documentation, including the proposed employment arrangements with Mr. Baker and Mr. Wilson. After further discussion, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, are fair and in the best interests of the Company and its stockholders, (ii) approved the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iv) directed that the Merger Agreement and the Merger, if required by applicable law, be submitted to the stockholders of the Company for adoption and approval, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares into the Offer.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the current 3rd paragraph on page 27 under the heading “Opinion of the Company’s Financial Advisor – Miscellaneous” with the following paragraph:

GCA Savvian has acted as financial advisor to the Company Board in connection with the Offer and the Merger and its opinion and will receive an aggregate fee for its services of approximately $5.82 million. GCA Savvian received three months of monthly retainer fees of $25,000 during its engagement and a $500,000 fee was paid following delivery of the opinion, all of which will be credited against the aggregate fee payable to GCA Savvian. The remainder of the fee payable to GCA Savvian of approximately $5.25 million, which represents the substantial majority of the fees payable to GCA Savvian, is contingent upon the successful completion of the Offer. In addition, the Company has agreed to reimburse GCA Savvian’s expenses and indemnify it against certain liabilities arising out of its engagement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZipRealty, Inc.

Dated: August 4, 2014	By:	/s/ Samantha Harnett
	Name:	Samantha Harnett
	Title:	General Counsel

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